Full Circle invests primarily in senior secured loans and, to a lesser extent, second lien loans, mezzanine loans and equity securities issued by lower middle-market companies and middle-market companies that operate in a diverse range of industries. In Full Circle's lending activities, it focuses primarily on portfolio companies with both (1) tangible and intangible assets available as collateral and security against Full Circle's loan to help mitigate Full Circle's risk of loss, and (2) cash flow to cover debt service. Full Circle's investments generally range in size from $3.0 million to $10.0 million; however, it may make larger or smaller investments from time to time on an opportunistic basis. Full Circle focuses on making investments in privately held companies.

GECC will seek to generate current interest and capital appreciation by investing in the capital structures of predominately middle-market companies that operate in a diverse range of industries. GECC expects to make multi-year investments primarily in secured and senior unsecured debt instruments that it purchases in the secondary markets, although it may also originate investments or acquire investments directly from issuers. GECC will likely invest in companies that have high leverage or operate in industries experiencing cyclical declines. Investments in these companies may trade at discounts to their original issue prices. GECC will seek to protect against risk of loss by investing in borrowers with tangible and intangible assets, where GECM believes asset values are expected to exceed the market value of the cumulative debt. GECC will seek investments whose total return potential (interest income plus capital appreciation and fees, if any) appropriately recognizes potential investment risks.

Q: How will the combined company be managed following the Merger?

A: Upon completion of the Merger, Peter A. Reed will be GECC's chief executive officer and chairman of its board of directors. GECC's board of directors will be comprised of five directors. Two independent directors will be appointed as members of GECC's board of directors and, at the Effective Time, Mark Biderman and John Stuart, both of whom are members of the Full Circle Board, will also be appointed to the board of directors of GECC. GECC expects that Michael J. Sell, who at present is Full Circle's chief financial officer, will become GECC's chief financial officer, treasurer and secretary at the Effective Time.

Q: Am I able to exercise dissenters' (or appraisal) rights in connection with the Merger?

A: Under Maryland law, you will not be entitled to exercise dissenters' (or appraisal) rights with respect to any matter to be voted upon at the special meeting.

Q: When do you expect to complete the Merger?

A: While there can be no assurance as to the exact timing, or that the Merger will be completed at all, Full Circle and GECC are working to complete the Merger in the fourth quarter of 2016. Full Circle and GECC currently expect to complete the Merger promptly after obtaining stockholder approval of the Merger, subject to the satisfaction of the other closing conditions in the Merger Agreement.

Q: Is the Merger or the Special Distribution expected to be taxable to Full Circle stockholders?

A: The Merger is intended to qualify as a "reorganization" within the meaning of Section 368(a) of the Code as to Full Circle. Accordingly, you should not recognize any gain or loss for U.S. federal income tax purposes on the exchange of your shares of Full Circle common stock for shares of GECC common stock in the Merger, except with respect to cash received in lieu of fractional shares of GECC common stock. The Special Distribution should not be treated for U.S. federal income tax purposes as part of the consideration paid for your shares in the Merger but instead should be treated for U.S. federal income tax purposes as a distribution with respect to your Full Circle common stock. If you are a U.S. stockholder, you will generally be required to take the Special Distribution into account as ordinary income or capital gains, except to the extent of the lesser of (i) the amount of the Special Distribution that you receive that is a distribution in excess of Full Circle's current and accumulated earnings and profits, and (ii) your adjusted basis in your Full Circle common stock. Full Circle expects that a significant part of the $5.0 million fixed portion of the Special Distribution will be a distribution in excess of Full Circle's current and accumulated earnings and profits and could be treated as a tax return of capital. If you are a non-U.S. stockholder, the Special Distribution may be subject to U.S. federal withholding tax. Any amounts so withheld will be treated for all purposes as having been paid to you. You should read "Certain Material U.S. Federal Income Tax Considerations—Tax Consequences of the Merger" carefully in its entirety. Tax matters can be complicated and the tax consequences of the Merger to you will depend on your particular tax situation. **You should consult with your tax advisor to confirm the tax consequences to you of the Merger and the Special Distribution.**

Q: What happens if the Merger is not consummated?

A: If the Merger is not approved by the requisite vote of Full Circle's stockholders or if the Merger is not completed for any other reason, you will not receive any payment for your shares in connection with the Merger and the Special Distribution will not be declared or paid. Instead, Full Circle will remain an independent public company and its common stock will continue to be listed and traded on NASDAQ. Under circumstances specified in the Merger Agreement, Full Circle may be required to pay GECC a termination fee of $3.0 million or reimburse up to $1.0 million of GECC's out of pocket expenses.

Q: Who will pay the expenses of the transaction?

A: If the transactions are not completed, Full Circle will pay its own transaction costs. If the reason the transactions are not completed is that Full Circle stockholders do not approve the Merger Proposal and a proposal for an alternate transaction has been announced and not withdrawn, Full Circle is obligated to reimburse up to $1.0 million of GECC's expenses. If the transactions are terminated under other circumstances, the MAST Funds and Great Elm Capital Group will pay their own transaction costs.

If the transactions are completed, a $2.9 million estimate of Full Circle's transaction costs was deducted in determining Full Circle's net asset value as of the measurement date. A $2.0 million estimate of the Company's transaction costs (all of such costs will have been paid or accrued for by the MAST Funds and Great Elm Capital Group and will be reimbursed only if the transactions are completed) in determining the Company's net asset value as of the measurement date.

The estimated transaction costs (those incurred to date and those expected to be incurred through and including the closing of the Merger) are summarized in the following table.

Category	GECC	Full Circle	Total
Legal	$ 1,750,000	$ 1,000,000	$ 2,750,000
Accounting and auditing	55,000	65,000	120,000
Financial advisor	—	1,100,000	1,100,000
Printing and proxy solicitation	120,000	120,000	240,000
Other	75,000	615,000	690,000
Total	$ 2,000,000	$ 2,900,000	$ 4,900,000

The respective totals were deducted in the measurement date calculation of the exchange ratio.

The amounts in the GECC column are pro-forma for consummation of the Merger. If the Merger is not completed, Great Elm and the MAST Funds will not be entitled to reimbursement from GECC for their respective costs associated with the transactions. There is no assurance that actual costs will not exceed the above estimates.

Q: What Full Circle stockholder vote is required to approve the Merger Proposal?

A: The affirmative vote of the holders of a majority of the shares of Full Circle common stock outstanding and entitled to vote as of the Record Date is required to approve the Merger Proposal. If you abstain from voting, or if you do not (1) deliver a properly-executed proxy card, (2) instruct the proxy solicitor on how to cast your vote by telephone or via the Internet pursuant to the instructions shown on the proxy card or (3) vote at the special meeting, that will have the same effect as if you voted "against" the Merger Proposal.

Q: Does the Full Circle Board recommend approval of the Merger Proposal and the Adjournment Proposal?

A: Yes. The Full Circle Board, acting on the recommendation of the Special Committee, unanimously approved the Merger and the Merger Agreement and recommends that you vote "FOR" the Merger Proposal and "FOR" the Adjournment Proposal.

Great Elm Capital Corp.
200 Clarendon Street, 51st Floor
Boston, MA 02116
(617) 375-3000

GECC was formed on April 22, 2016 and has not yet commenced operations. GECC is incorporated in Maryland, and will operate as a closed-end, non-diversified management investment company. Before the Merger is effective, GECC will elect to be regulated as a BDC under the 1940 Act. GECC will be managed by GECM, which will also provide the administrative services necessary for GECC to operate. GECC is an "emerging growth company" within the meaning of the Jumpstart Our Business Startups Act of 2012 (the **JOBS Act**) and, as such, is subject to reduced public company reporting requirements.

Before the Effective Time, GECC will acquire a portfolio of fixed income securities (the **Initial GECC Portfolio**) from private investment funds (the **MAST Funds**), that are managed by MAST Capital Management, LLC (**MAST**), a 14 year-old Boston-based middle-market credit-focused investment manager. The investments included in the Initial GECC Portfolio had a collective fair value of approximately $90.0 million as of May 31, 2016, which represented approximately 26.5%, 24.3% and 5.0%, respectively, of the June 30, 2016 total assets of the three contributing MAST Funds. The assets to be contributed were initially selected by the MAST Funds giving consideration to applicable securities and tax diversification requirements and the final composition of the portfolio is the result of negotiations between the MAST Funds and Full Circle, and the Special Committee. The aggregate fair value of the Initial GECC Portfolio increased from the date of the Merger Agreement to the measurement date used to set the exchange ratio in the Merger. As consideration for the Initial GECC Portfolio, GECC expects to issue an aggregate of approximately 5,920,000 shares of its common stock to the MAST Funds, representing approximately 75% of the outstanding shares of common stock of GECC immediately prior to completion of the Merger. In addition, Great Elm Capital Group, Inc., the parent of GECM, which was formerly known as Unwired Planet, Inc. (**Great Elm Capital Group**), contributed $30.0 million in cash to GECC in exchange for the issuance of approximately 1,973,333 shares of GECC common stock, representing approximately 25% of GECC's outstanding shares of common stock immediately prior to completion of the Merger. See "GECC—Formation Transactions."

GECC will seek to generate current interest and capital appreciation by investing in the capital structures of predominately middle-market companies that operate in a diverse range of industries. GECC expects to make multi-year investments primarily in secured and senior unsecured debt instruments that it purchases in the secondary markets, though it may also originate investments or acquire them directly from issuers. GECC believes that out-of-favor companies can offer the best risk-adjusted returns and will, therefore, likely invest in companies that have high leverage or operate in industries experiencing cyclical declines. Investments in these companies may trade at discounts to their original issue prices. GECC will seek to protect against risk of loss by investing in borrowers with tangible and intangible assets, where GECM believes asset values are expected to exceed the market value of the cumulative debt through GECC's investment. GECC will seek investments whose total return potential (interest income plus capital appreciation and fees, if any) appropriately recognizes potential investment risks. GECM's investment process includes a focus on an investment's related contractual documents, as it seeks to identify rights that enhance an investment's risk protection and avoid those that compromise potential returns or recoveries. GECC may also make investments in subordinated debt, mezzanine debt, and equity or equity-linked financial instruments.

In the Merger, You Will Have the Right to Receive [●] Shares of GECC Common Stock per Share of Full Circle Common Stock (page 66)

If the Merger is completed, each share of Full Circle common stock outstanding immediately prior to the Effective Time will be converted into the right to receive [●] shares of GECC common stock, subject to the payment of cash instead of fractional shares. To the extent that you have shares represented by stock certificates, you should not send in any stock certificates until you receive written instructions to do so.

The Merger Agreement provides that the Full Circle Board will declare the Special Distribution, which will be payable after the Merger to the persons who were the record holders of shares of Full Circle common stock

The Merger Is Intended to Be Tax-Deferred to Full Circle Common Stockholders as to the Shares of GECC Common Stock They Receive (page 56)

The Merger is intended to qualify as a "reorganization," within the meaning of Section 368(a) of the Code with respect to Full Circle. Accordingly, the Merger should be tax deferred to you for U.S. federal income tax purposes as to the shares of GECC common stock you receive in the Merger, except to the extent of any gain or loss that may result from your receipt of cash instead of fractional shares of GECC common stock.

The Special Distribution should not be treated for U.S. federal income tax purposes as part of the consideration paid for your shares in the Merger but instead should be treated for U.S. federal income tax purposes as a distribution with respect to your Full Circle common stock. If you are a U.S. stockholder, you will generally be required to take the Special Distribution into account as ordinary income or capital gains, except to the extent of the lesser of (i) the amount of the Special Distribution that you receive that is a distribution in excess of Full Circle's current and accumulated earnings and profits, and (ii) your adjusted basis in your Full Circle common stock. Full Circle expects that a significant part of the $5.0 million fixed portion of the Special Distribution will be a distribution in excess of Full Circle's current and accumulated earnings and profits and could be treated as a tax return of capital. If you are a non-U.S. stockholder, the Special Distribution may be subject to U.S. federal withholding tax.

You should read "Certain Material U.S. Federal Income Tax Considerations" for a more complete discussion of the U.S. federal income tax consequences of the Merger and the Special Distribution. Tax matters can be complicated and the tax consequences to you of the Merger and the Special Distribution will depend on your particular tax situation. **You should consult with your tax advisor to confirm the tax consequences to you of the Merger and the Special Distribution.**

The Merger Will Be Accounted for as a "Business Combination"

The Merger will be accounted for as an acquisition of Full Circle by GECC under ASC 805-10, *Business Combinations*. The acquisition method of accounting requires an acquirer to recognize the assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree based on their fair values as of the date of acquisition. For accounting purposes, GECC will be the acquirer and will make such determinations. As described in more detail in ASC 805-10, goodwill, if any, will be recognized as of the acquisition date, for the excess of the fair value of the consideration transferred over the fair value of identifiable net assets acquired. If the total acquisition date fair value of the identifiable net assets acquired exceeds the fair value of the consideration transferred, the excess will be recognized as a gain.

The final allocation of the purchase price will be determined after the Merger is completed and after completion of a final analysis to determine the estimated fair value of Full Circle's investment portfolio and its net asset value. Accordingly, the final purchase accounting adjustments and integration charges may be materially different from the pro forma adjustments presented in this document. Increases or decreases in the estimated fair values of the net assets, commitments, and other items of Full Circle as compared to the information shown in this document may change the amount of the purchase price allocated to goodwill or recognized as income in accordance with ASC 805-10.

Reasons for the Merger (page 45)

The Special Committee is composed of three independent and disinterested directors, none of whom is affiliated with GECC, Great Elm Capital Group, GECM or MAST or their affiliates, and none of whom is an officer or employee of Full Circle or Full Circle Advisors. The Special Committee unanimously approved the Merger and the other transactions contemplated by the Merger Agreement. The Special Committee unanimously recommended that the Full Circle Board adopt resolutions (1) declaring that the Merger and the other transactions contemplated by the Merger Agreement are advisable, (2) directing (subject to the terms of the Merger Agreement) that the Merger be submitted for consideration at a special meeting of the Full Circle stockholders and (3) resolving to recommend (subject to the terms of the Merger Agreement) that the Full Circle stockholders vote to approve the

Example

The following example demonstrates the projected dollar amount of total cumulative expenses over various periods with respect to a hypothetical investment in Full Circle or GECC common stock. In calculating the following expense amounts, Full Circle has assumed that it would have no additional leverage, that none of its assets are cash or cash equivalents and that its annual operating expenses would remain at the levels set forth in the table above. In addition, with respect to GECC and the pro forma combined company, expenses were based on the assumption that both GECC and the combined company's respective expense ratio will remain consistent with the Pro Forma Combined expense ratio as of March 31, 2016. Approximately $4.2 million of estimated transaction expenses related to the Merger (representing approximately 2.2% of pro forma combined net assets) are not included in the following example.

	1 year	3 years	5 years	10 years
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return in[(1)]**:**				
Full Circle	$ 106	$ 301	$ 475	$ 830
GECC (pro forma following the Merger)	$ 99	$ 281	$ 445	$ 787

---

(1) The above illustration assumes that Full Circle and GECC (pro forma following the Merger) earn a 5% annual return resulting entirely from net realized capital gains. In the case of the pro forma combined company following the Merger, the expenses you would pay, based on a $1,000 investment and assuming GECC will not realize any capital gains computed net of all realized capital losses and unrealized capital depreciation (and therefore not subject it to the capital gain incentive fee), and otherwise making the same assumptions in the example above, would be: 1 year, $82; 3 years, $237; 5 years, $382; and 10 years, $705. However, cash payment of any capital gains incentive fees would be deferred if, during the most recent twelve full calendar quarter period ending on or prior to the date the payment set forth in the example is to be made, the sum of (a) GECC's aggregate distributions to its stockholders and (b) its change in net assets (defined as total assets less indebtedness and before taking into account any incentive fees payable during the period) was less than 7.0% of its net assets at the beginning of such period (as adjusted for any share issuances or repurchases).

The foregoing table is to assist you in understanding the various costs and expenses that an investor in Full Circle or GECC common stock will bear directly or indirectly. While the example assumes, as required by the SEC, a 5% annual return, performance will vary and may result in a return greater or less than 5%. In the case of GECC, the incentive fee under the GECC Investment Management Agreement, which, assuming a 5% annual return, would either not be payable or have an insignificant impact on the expense amounts shown above, is not included in the example in the footnote. If GECC were to achieve sufficient returns on its investments, including through the realization of capital gains, to trigger an incentive fee of a material amount, its expenses, and returns to its investors, would be higher.

In addition, while the example assumes reinvestment of all dividends and distributions at net asset value, if either Full Circle or GECC's board of directors authorizes and Full Circle or GECC, as applicable, declares a cash distribution, participants in its dividend reinvestment plan who have not otherwise elected to receive cash will receive a number of shares of its common stock determined by dividing the total dollar amount of the distribution payable to a participant by the market price per share of Full Circle or GECC's common stock at the close of trading on the valuation date for the distribution. See "Full Circle—Full Circle Dividend Reinvestment Plan" and "GECC Dividend Reinvestment Plan" for additional information regarding their respective dividend reinvestment plan.

This example and the expenses in the table above should not be considered a representation of Full Circle's or GECC's (pro forma following the Merger) future expenses. Actual expenses (including the cost of debt or preferred stock issued, if any, and other expenses) may be greater or less than those shown.

U.S. corporate income tax on any appreciation in the Initial GECC Portfolio that occurred in GECC's First Taxable Year, if GECC later sells or otherwise recognizes gain on the disposition of any of Initial GECC Portfolio. Because GECC expects to own the Initial GECC Portfolio for only a short time before the close of its First Taxable Year, GECC expects that any such appreciation will be negligible. Any payments of such corporate income tax would reduce the amount of cash that is available for distributions to you.

GECC expects to elect RIC status in its taxable year that includes the Merger, and to be treated as a RIC in that taxable year and in all subsequent taxable years. Accordingly, except as described in the preceding paragraph, GECC believes that following the Merger it will not be subject to U.S. federal income tax liability to the extent that that it makes distributions of its taxable income and gains to its stockholders on an annual basis.

Full Circle's Pre-Merger Income and Gains and the Special Distribution

Full Circle's taxable year will end on the day the Merger becomes effective. Under applicable U.S. tax rules, Full Circle will be required to declare to its stockholders of record one or more distributions of all of its previously undistributed net investment income and net realized capital gain, in order to maintain Full Circle's treatment as a RIC with respect to its taxable year ending on the date of the Merger and to avoid being subject to any corporate-level U.S. federal income tax on its taxable income for such taxable year. It is expected that the Special Distribution will equal or exceed all of Full Circle's previously undistributed net investment income and net realized capital gains and that as a result Full Circle will not be subject to corporate-level U.S. federal income tax with respect to its final taxable year ending on the date on which the Effective Time occurs.

The Special Distribution should be treated as a distribution with respect to the Full Circle common stock. Accordingly, if you are a U.S. stockholder, the Special Distribution generally will (subject to the last sentence in this paragraph) be taxable to you as ordinary income or capital gains depending on the type and amount of Full Circle's income to which the Special Distribution is attributable. Distributions of Full Circle's **investment company taxable income** (which is, generally, Full Circle's net ordinary income plus realized net short-term capital gains in excess of realized net long-term capital losses) will be taxable as ordinary income to the extent of Full Circle's current or accumulated earnings and profits. To the extent any portion of the Special Distribution is attributable to dividends from U.S. corporations and certain qualified foreign corporations, that portion may be eligible for taxation at a preferential rate if you are taxed at individual rates. In this regard, it is anticipated that the Special Distribution will generally not be attributable to dividends and, therefore, generally will not qualify for the preferential rate. Distributions of Full Circle's net capital gains (which are generally Full Circle's realized net long-term capital gains in excess of realized net short-term capital losses) and properly reported by Full Circle as "capital gain dividends" will be taxable to you as long-term capital gains that are currently taxable at a maximum rate of 20% (without taking into account the net investment income tax or U.S. state or local taxes) if you are taxed at individual rates. Distributions in excess of Full Circle's earnings and profits first will reduce your adjusted tax basis in your Full Circle common stock and, after the adjusted basis is reduced to zero, will constitute capital gains to you. Full Circle expects that a significant part of the $5.0 million fixed portion of the Special Distribution will be a distribution in excess of Full Circle's current and accumulated earnings and profits and could be treated as a tax return of capital.

If you are a non-U.S. stockholder, the Special Distribution generally will be subject to withholding of U.S. federal tax at a 30% rate (or lower rate if you are eligible for a reduced rate under an applicable income tax treaty) to the extent attributable to a distribution of Full Circle's "investment company taxable income" out of current and accumulated earnings and profits, unless the distributions are properly designated as (1) paid by Full Circle in respect of Full Circle's "qualified net interest income" or (2) paid by Full Circle in connection with Full Circle's "qualified short-term capital gains" (each term, as defined below under "—Taxation of Non-U.S. Stockholders"). If any portion of the Special Distribution is attributable to Full Circle's net capital gains or is in excess of Full Circle's current and accumulated earnings and profits, that portion of the Special Distribution generally will not be subject to U.S. federal income tax. Full Circle expects that a significant part of the $5.0 million fixed portion of the Special Distribution will be a distribution in excess of Full Circle's current and accumulated earnings and profits. If the Special Distribution is effectively connected with your conduct of a U.S. trade or business, you will not be subject to

59

GREAT ELM CAPITAL CORP.
UNAUDITED COMBINED PRO FORMA SCHEDULE OF INVESTMENTS
AS OF MARCH 31, 2016

Description and Industry[1]	Type of Investment[2]	Full Circle		Initial GECC Portfolio		Pro Forma	
		Cost	Fair Value	Cost	Fair Value	Cost	Fair Value
Control Investments[3]							
Texas Westchester Financial, LLC Consumer Financing	Limited Liability Company Interests^	$ 408,606	$ 130,000			$ 408,606	$ 130,000
Total Control Investments		408,606	130,000			408,606	130,000
Affiliate Investments[4]							
Modular Process Control, LLC Energy Efficiency Services	Senior Secured Revolving Loan, 14.50% (one month LIBOR plus 13.50%, 14.50% floor), 3/28/2017[5]	1,065,740	772,768			1,065,740	772,768
	Senior Secured Term Loan, 15.50% (one month LIBOR plus 14.50%, 15.50% floor), 3/28/2017[5]	4,759,936	—			4,759,936	0
	Senior Secured Term Loan—Tranche 2, 18.00% (one month LIBOR plus 17.00%, 18.00% floor), 3/28/2017[5], **	1,009,636	—			1,009,636	0
	Warrant for 14.50% of the outstanding Class B LLC Interests (at a $0.01 strike price), expires 3/28/2023^	288,000	—			288,000	0
		7,123,312	772,768			7,123,312	772,768
ProGrade Ammo Group, LLC Munitions	Senior Secured Revolving Loan, 9.44% (one month LIBOR plus 9.00%, 9.20% floor), 4/30/2016[5], ^	1,968,568	1,619,160			1,968,568	1,619,160
	Senior Secured Term Loan, 16.44% (one month LIBOR plus 16.00%, 16.20% floor), 4/30/2016[5], ^	4,843,750	—			4,843,750	0
	Warrants for 19.9% of the outstanding LLC interests (at a $10.00 strike price), expire 8/2/2018^	176,770	—			176,770	0
		6,989,088	1,619,160			6,989,088	1,619,160
US Oilfield Company, LLC Oil and Gas Field Services	Senior Secured Revolving Loan, 12.44% (one month LIBOR plus 12.00%), 12/31/2017[5]	350,277	339,663			350,277	339,663
	Senior Secured Term Loan A, 12.44% (one month LIBOR plus 12.00%), 12/31/2017[5]	856,358	163,039			856,358	163,039
	Senior Secured Term Loan B, 12.44% (one month LIBOR plus 12.00%), 12/31/2017[5]	4,684,943	893,098			4,684,943	893,098
	Warrant for 7.625% of the outstanding Class A voting LLC interests (strike price $0.01), expires 8/13/2024^	—	—			0	0
	Warrants for 4.788% of the outstanding Class B non-voting LLC interests (strike price $0.01), expire 8/13/2024^	—	—			0	0
		5,891,578	1,395,800			5,891,578	1,395,800
Total Affiliate Investments		20,003,978	3,787,728			20,003,978	3,787,728

The accompanying notes are an integral part of this schedule.

Project Oval N-14   Proj: P14655WLA16   Job: 16ZBT45501   (16-14655-1)
REDLINED   Page Dim: 8.250″ X 10.750″   Copy Dim: 38. X 54.3   File: CP45501A.;39   v6.8

GREAT ELM CAPITAL CORP.
UNAUDITED COMBINED PRO FORMA SCHEDULE OF INVESTMENTS—(continued)
AS OF MARCH 31, 2016

		Full Circle		Initial GECC Portfolio		Pro Forma	
Description and Industry[1]	Type of Investment[2]	Cost	Fair Value	Cost	Fair Value	Cost	Fair Value
Other Investments							
310E53RD, LLC Real Estate Holding Company	Senior Secured Term Loan, 10.44% (one month LIBOR plus 10.00%, 10.15% floor, 16.00% cap) 7/1/2017	5,920,179	5,920,179			5,920,179	5,920,179
Ads Direct Media, Inc. Internet Advertising	Senior Secured Term Loan, 13.50% (one month LIBOR plus 13.00%, 13.50% floor) 10/9/2017,[5]	1,918,736	412,208			1,918,736	412,208
	Warrant for 3.25% of outstanding LLC interests (strike price $0.01) expires 10/9/2024^	—	—			—	—
		1,918,736	412,208			1,918,736	412,208
AP Gaming I, LLC Gambling Machine Manufacturer	Senior Secured Term Loan, 9.25% (one month LIBOR plus 8.25%, 9.25% floor) 12/20/2020	3,924,215	3,702,127			3,924,215	3,702,127
Aptean, Inc Enterprise Software Company	Unfunded Revolving Loan, 4.19% (one month LIBOR plus 3.75%) (purchased with an 11.00% netback), 2/26/2019[6]	− 754,465	− 791,965			− 754,465	− 791,965
Attention Transit Advertising Systems, LLC Outdoor Advertising Services	Senior Secured Term Loan, 11.50%, 9/30/2016	1,741,219	1,853,122			1,741,219	1,853,122
Avanti Communications Group plc.*^ Wireless Telecommunications Services	Senior Secured Notes (10.00%, due 10/1/2019)			$ 74,217,628	$ 54,400,634	74,217,628	54,400,634
Background Images, Inc. Equipment Rental Services	Senior Secured Term Loan—Term A, 14.94% (one month LIBOR plus 14.50%), 9/1/2016[5]	121,127	136,304			121,127	136,304
	Senior Secured Term Loan—Term B, 16.69% (one month LIBOR plus 16.25%), 9/1/2016[5]	446,465	455,037			446,465	455,037
		567,592	591,341			567,592	591,341
Bioventus, LLC Specialty Pharmaceuticals	Subordinated Secured Term Loan, 11.00% (one month LIBOR plus 10.00%, 11.00% floor), 4/10/2020	5,951,402	5,880,000			5,951,402	5,880,000
Davidzon Radio, Inc. Radio Broadcasting	Senior Secured Term Loan, 11.00% (one month LIBOR plus 10.00%, 11.00% floor), 3/31/2020	8,815,419	9,476,956			8,815,419	9,476,956
Everi Payments Inc Financial Services	Senior Unsecured Notes (10.00%, due 1/15/2022)			11,378,696	10,384,205	11,378,696	10,384,205
Fuse, LLC Television Programming	Senior Secured Note, 10.375%, 7/1/2019	7,034,675	5,285,000			7,034,675	5,285,000
GC Pivotal, LLC Data Connectivity Services Company	Unsecured Notes, 11.00%, 12/31/2020	3,171,132	3,081,947			3,171,132	3,081,947
General Cannabis Corp. Non-Residential Property Owner	Common Stock^	113,214	15,250			113,214	15,250

The accompanying notes are an integral part of this schedule.

82

GREAT ELM CAPITAL CORP.
UNAUDITED COMBINED PRO FORMA SCHEDULE OF INVESTMENTS—(continued)
AS OF MARCH 31, 2016

Description and Industry[1]	Type of Investment[2]	Full Circle Cost	Full Circle Fair Value	Initial GECC Portfolio Cost	Initial GECC Portfolio Fair Value	Pro Forma Cost	Pro Forma Fair Value
Other Investments (continued)							
GW Power, LLC and Greenwood Fuels WI, LLC Electric Services	Senior Secured Term Loan, 12.44% (one month LIBOR plus 12.00%, 12.16% floor), 5/4/2016	1,570,344	1,562,065			1,570,344	1,562,065
Infinite Aegis Group, LLC Healthcare Billing and Collections	Warrant for 2.0% of the outstanding LLC interests (at a $0.01 strike price), expires 8/1/2023^	107,349	—			107,349	0
JN Medical Corporation Biological Products	Senior Secured Term Loan, 11.44%, (one month LIBOR plus 11.00%, 11.25% floor, 12.00% cap), 6/30/2016	3,494,622	3,479,583			3,494,622	3,479,583
Luling Lodging, LLC Hotel Operator	Senior Secured Term Loan, 12.44% (one month LIBOR plus 12.00%, 12.25% floor), 12/17/2017	4,472,610	3,400,650			4,472,610	3,400,650
OPS Acquisitions Limited and Ocean Protection Services Limited* Maritime Security Services	Senior Secured Term Loan, 12.50%, (one month LIBOR plus 12.00%, 12.50% floor), 3/4/2017	4,742,009	4,801,923			4,742,009	4,801,923
Optima Specialty Steel, Inc. Metals and Mining	Senior Secured Notes (12.50%, due 12/15/2016)			15,120,264	12,382,000	15,120,264	12,382,000
PEAKS Trust 2009-1* Consumer Financing	Senior Secured Term Loan, 7.50%, (one month LIBOR plus 5.50%, 7.50% floor), 1/27/2020	2,101,122	1,822,922			2,101,122	1,822,922
PR Wireless, Inc. Wireless Communications	Senior Secured Term Loan, 10.00%, (one month LIBOR plus 9.00%, 10.00% floor), 6/27/2020	7,743,788	7,516,125			7,743,788	7,516,125
	Warrant for 101 shares (at a $0.01 strike price), expires 6/27/2024^	634,145	209,844			634,145	209,844
		8,377,933	7,725,969			8,377,933	7,725,969
Pristine Environments, Inc. Building Cleaning and Maintenance Services	Senior Secured Revolving Loan, 14.94% (one month LIBOR plus 14.50%, 11.70% floor), 3/31/2017	5,847,111	5,871,474			5,847,111	5,871,474
	Senior Secured Term Loan A, 15.94% (one month LIBOR plus 15.50%, 12.70% floor), 3/31/2017	1,483,856	1,495,737			1,483,856	1,495,737
	Senior Secured Term Loan B, 15.94% (one month LIBOR plus 15.50%, 12.70% floor), 3/31/2017	2,816,242	2,857,495			2,816,242	2,857,495
		10,147,209	10,224,706			10,147,209	10,224,706
RiceBran Technologies Corporation Grain Mill Products	Senior Secured Revolving Loan, 11.50% (one month LIBOR plus 10.75%, 11.50% floor, 12.00% cap), 6/1/2018	1,583,231	1,556,870			1,583,231	1,556,870
	Senior Secured Term Loan, 11.50% (one month LIBOR plus 10.75%, 11.50% floor, 12.00% cap), 6/1/2018	1,429,009	1,437,500			1,429,009	1,437,500
	Warrants for 300,000 shares (at a $5.25 strike price), expire 5/12/2020^	39,368	22,500			39,368	22,500
		3,051,608	3,016,870			3,051,608	3,016,870

The accompanying notes are an integral part of this schedule.

83

GREAT ELM CAPITAL CORP.
UNAUDITED COMBINED PRO FORMA SCHEDULE OF INVESTMENTS—(continued)
AS OF MARCH 31, 2016

Description and Industry[1]	Type of Investment[2]	Full Circle Cost	Full Circle Fair Value	Initial GECC Portfolio Cost	Initial GECC Portfolio Fair Value	Pro Forma Cost	Pro Forma Fair Value
Other Investments (continued)							
Sundberg America, LLC et al. Appliance Parts Distributor	Senior Secured Notes, 9.50%, 4/30/2020	7,726,629	7,761,802			7,726,629	7,761,802
Tallage Lincoln, LLC Real Estate Services	Senior Secured Term Loan (10.00%, due 5/21/2018)			481,772	481,772	481,772	481,772
Tallage Adams, LLC Real Estate Services	Senior Secured Term Loan (10.00%, due 12/12/2016			195,895	195,895	195,895	195,895
The Finance Company, LLC Consumer Financing	Senior Secured Revolving Loan, 13.25% (one month LIBOR plus 12.75%, 13.25% floor), 3/31/2018	2,077,669	2,075,937			2,077,669	2,075,937
The Selling Source, LLC Information and Data Services	Senior Secured Term Loan, 17.00%, 12/31/2017**	3,949,016	3,775,569			3,949,016	3,775,569
Trilogy International Partners, LLC Wireless Telecommunications Services	Senior Secured Notes (13.38%, due 5/15/2019)[8]			9,900,000	8,250,000▲	9,900,000	8,250,000▲
US Shale Solutions, Inc. Oil and Gas Field Services	Senior Secured Term Loan, 10.00%, 9/15/2018	1,084,337	1,084,337			1,084,337	1,084,337
	Subordinated Secured Term Loan, 12.00%, 9/15/2019	2,584,968	1,198,736			2,584,968	1,198,736
	Limited Liability Company Interests[7], ^	4,325,739	—			4,325,739	0
		7,995,044	2,283,073	111,294,255	86,094,506	7,995,044	2,283,073
Total Other Investments		**98,216,482**	**87,357,234**	**111,294,255**	**86,094,506**	**209,510,737**	**173,451,740**▲
Total Investments		**$ 118,629,066**	**$ 91,274,962**	**$ 111,294,255**	**$ 86,094,506**	**$ 229,923,321**	**$ 177,369,468**▲

(1) The investments are acquired in private transactions exempt from registration under the Securities Act of 1933 and, therefore, are generally subject to certain limitations on resale, and may be deemed to be "restricted securities" under the Securities Act of 1933.

(2) A majority of the Full Circle's variable rate debt investments bear interest at a rate that is determined by reference to LIBOR ("London Interbank Offered Rate") or the U.S. prime rate, and which is reset daily, monthly, quarterly or semiannually. For each debt investment, Full Circle has provided the interest rate in effect as of March 31, 2016. If no reference to LIBOR or the U.S. prime rate is made, the rate is fixed. A floor is the minimum rate that will be applied in calculating an interest rate. A cap is the maximum rate that will be applied in calculating an interest rate.

(3) "Control Investments" are investments in those companies that are "Control Investments" of the applicable company, as defined in the Investment Company Act of 1940. A company is deemed to be a "Control Investment" of Full Circle if Full Circle owns more than 25% of the voting securities of such company.

(4) "Affiliate Investments" are investments in those companies that are "Affiliated Companies" of the applicable company, as defined in the Investment Company Act of 1940, which are not "Control Investments." A company is deemed to be an "Affiliate" of Full Circle if Full Circle owns 5% or more, but less than 25%, of the voting securities of such company.

(5) Investments were on non-accrual status as of March 31, 2016.

(6) The negative fair value is the result of the unfunded commitment being valued below par. These amounts may or may not be funded to the borrowing party now or in the future. The cost basis of the loan reflects the unamortized portion of the "netback" received on the settlement date when the Company acquired the commitment.

(7) Full Circle's equity investment in US Shale Solutions, Inc. is held through its wholly owned subsidiary FC Shale Inc.

(8) This security is the refinancing of a prior note. The market price is the market price of the refinanced note.

* Indicates assets that the applicable company believes do not represent "qualifying assets" under Section 55(a) of the 1940 Act. Qualifying assets must represent at least 70% of the Company's total assets at the time of acquisition of any additional non-qualifying assets. Of the Company's total assets, 5.7% are non-qualifying assets.

** Security pays all or a portion of its interest in kind.

^ Security is a nonincome-producing security.

The accompanying notes are an integral part of this schedule.

Project Oval N-14   Proj: P14655WLA16   Job: 16ZBT45501   (16-14655-1)
REDLINED   Page Dim: 8.250″ X 10.750″   Copy Dim: 38. X 54.3   File: CP45501A.;39   v6.8

⊥

MAST Credit Opportunities I Master Fund Ltd., MAST Admiral Master Fund, L.P. and MAST Select Opportunities Master Fund, L.P.

Special Purpose Schedule of Investments
To be acquired by Great Elm Capital Corp.
As of June 30, 2016

Description	Industry	Type of Investment	Interest	Maturity	Par Amount/ Quantity	Cost	Fair Value	% of Net Asset Value
Avanti Communications Group plc.[1][2]	Wireless Telecommunications Services	Sr. Secured Notes	10.00%	10/1/2019	$75,035,357	$ 74,217,628	$56,276,518	62.53%
Everi Payments Inc	Hardware	Sr. Unsecured Notes	10.00%	1/15/2022	$12,289,000	$ 11,378,696	$10,261,315	11.40%
Optima Specialty Steel, Inc.	Metals and Mining	Sr. Secured Notes	12.50%	12/15/2016	$15,100,000	$ 15,120,264	$12,759,500	14.18%
Tallage Lincoln, LLC	Real Estate Services	Sr. Secured Term Loan	10.00%	5/21/2018	$ 481,772	$ 481,772	$ 481,772	0.54%
Tallage Adams, LLC	Real Estate Services	Sr. Secured Term Loan	10.00%	12/12/2016	$ 195,895	$ 195,895	$ 195,895	0.22%
Trilogy International Partners, LLC	Wireless Telecommunications Services	Sr. Secured Notes	13.375%	5/15/2019	$10,000,000	$ 9,900,000	$10,025,000	11.14%
Total Investments						**$111,294,255**	**$90,000,000**	**100.00%**

(1) Non-qualifying asset under Section 55 of the Investment Company Act of 1940, as amended.

(2) This security has a payment-in-kind feature.

The accompanying notes are an integral part of this financial statement.

F-9

⊤

MAST Credit Opportunities I Master Fund Ltd., MAST Admiral Master Fund, L.P. and MAST Select Opportunities Master Fund, L.P.

Notes to the Special Purpose Schedule of Investments to be acquired by Great Elm Capital Corp. As of June 30, 2016

3. Investment Valuations and Fair Value Measurements—(continued)

Industry Classification

	June 30, 2016	
Industry	Investment at Fair Value (in millions)	Percentage of Net Assets
Wireless Telecommunications Services	$ 66.3	73.67%
Metals and Mining	12.8	14.18%
Real Estate Services	0.7	0.75%
Hardware	10.3	11.40%
Total	$ 90.0	100.00%

Investment Type

The following table shows the fair value of the portfolio of investments by investment type, and the percentage of the total investment portfolio as of June 30, 2016.

	June 30, 2016	
Investment Type	Investment at Fair Value (in millions)	Percentage of Net Assets
Corporate Debt	90.0	100.00%
Total	$ 90.0	100.00%

Credit Risk

The debt investments identified on the accompanying Special Purpose Schedule of Investments may be affected by business, financial market or legal uncertainties. Prices of investments may be volatile, and a variety of factors that are inherently difficult to predict, such as domestic economic and political developments, may significantly affect the value of these investments. In addition, the value of these investments may fluctuate as the general level of interest rates fluctuate.

Selection Risk

The portfolio of investments was selected with a view to meeting the diversification requirements under the Investment Company Act and qualification as a RIC for income tax purposes. The portfolio was selected by the manager of the MAST Funds and inasmuch as the portfolio constitutes a portion of the assets of each of the MAST Funds there is an inherent risk that the portfolio may not be the best performing assets in the MAST Funds' respective portfolios. The composition of the portfolio of investments is the result of negotiations between Full Circle and the MAST Funds investment manager.

4. Subsequent Events

The Funds are unaware of any subsequent events that are required to be reflected in the accompanying balance sheet or that are required to be disclosed in these notes.